Exhibit 99.1

Further to the appointment of Lord Robertson of Port Ellen as a Director of Cable and Wireless plc (“the Company”) on 1 February 2004, the Company confirms that Lord Robertson is a Non Executive Director of The Weir Group plc. There are no other details to be disclosed under paragraph 16.4 of the Listing Rules.